Great-West LIFE & ANNUITY INSURANCE COMPANY	8525 East Orchard Road Greenwood Village, CO 80111 (303) 737-3000 Mailing Address: PO Box 1080, Denver CO 80201 www.gwla.com

September 1, 2005

Adam Cherubini

Vice President

Great-West Life & Annuity Insurance Company

8515 E. Orchard Road

Greenwood Village, CO 80111

Ms. Richelle S. Maestro

General Counsel

Delaware Management Company

1 Commerce Square, 2005 Market Street

Philadelphia, PA 19103

RE:	An Amendment—Removal of Charles Schwab and Consolidation of Administrative Services from Charles Schwab & Co. to Great-West Life & Annuity Insurance Company

Dear Ms. Maestro:

Please be advised that, as a result of a restructuring of our variable annuity distribution and servicing arrangement with Charles Schwab and Co., Inc., (“Schwab”), Schwab will no longer be a party to the fund participation agreement dated April 20, 2001, as amended (the “Agreement”). Effective October 1, 2005, all administrative services performed under the Agreement will be consolidated and performed exclusively by Great-West Life and Annuity Insurance Company (“GWL&A”).

We are seeking your consent pursuant to this Agreement to: a) remove Schwab from the Agreement, and b) substitute GWL&A for Schwab as the party responsible for performing Fund administrative services under this Agreement. Specifically, this amendment will replace Schwab with GWL&A in the provisions of Article 5 and Schedule C of the Agreement.

You should note that the purpose of this amendment is not to change your substantive obligations, responsibilities, or rights under this Agreement, but only to amend the Agreement so as to properly reflect the removal of Schwab, and the designation of GWL&A, as the party responsible for providing administrative services under the Agreement. In addition, in consideration of GWL&A performing such services, all fees (including 12b-1 distribution and/or administrative services fees) formerly paid by the Fund(s) to Schwab should now be paid to GWL&A after the October 1, 2005 effective date.

For further instructions on remittance of these fees, please contact:

Jill Kerschen, Associate Manager, Financial Control

Great West Life & Annuity

Attn: Revenue Department 2T2

8515 E Orchard Rd

Greenwood Village, CO 80111

All other provisions of the Agreement otherwise remain unchanged.

Three executed originals are enclosed for execution by Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. Please return two duly executed originals to us in the enclosed stamped, self-addressed envelope.

If you have any questions, please do not hesitate to contact Joel Terwilliger (business card attached). I remain,

Yours truly,

Great-West Life & Annuity Insurance Company By its authorized officer noted below

By:

Name:

Title: V.P.

I have read the foregoing letter and agree to accept this amendment to the Agreement.

Charles Schwab & Co., Inc. By its authorized officer noted below	Delaware VIP Trust By its authorized officer noted below
By: /s/ Tina Perrino	By: /s/ Ryan K. Brist
Name: Tina Perrino	Name: Ryan K. Brist
Title: Vice President	Title: EVP

Delaware Management Company By its authorized officer noted below	Delaware Distributors, L.P. By its authorized officer noted below
By: /s/ Patrick P. Coyne	By: /s/ Kevin J. Lucey
Name: Patrick P. Coyne Title: Executive Vice President/Managing Director/Chief Investment Officer Equity Investments	Name: Kevin J. Lucey Title: President & CEO